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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        Global Crossing Ltd.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

        260 N. Crescent Drive
    ----------------------------------------------------------------------------
                                   (Street)

        Beverly Hills,              California                        90210
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)          January 10, 2001
                                                                ----------------

3.  IRS Identification Number of Reporting Person, if an Entity
    (voluntary)   98-0189783
                --------------

4.  Issuer Name and Ticker or Trading Symbol  Exodus Communications, Inc. (EXDS)
                                              ----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group/Filing (Check Applicable Line)

    ____ Form filed by One Reporting Person
    _X__ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
Common Stock,         See                  See                 See
$0.001 par value      Attachment A.        Attachment A.       Attachment A.
--------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reported person, see Instruction
  5(b)(v).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
Not applicable.
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:


** Intentional misstatements or omissions              GLOBAL CROSSING LTD.
   of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                       By:  /s/ Mitchell Sussis                            January 19, 2001
Note: File three copies of this Form,                       Name: Mitchell Sussis
        one of which must be manually signed.               Title:  Secretary
        If space  is insufficient, see                 ** Signature of Reporting Person
        Instruction 6 for procedure.

Potential persons who are to respond to the
collection of information contained in this form
are not required to respond unless the form
displays a currently valid OMB Number.
                                                       GLOBAL CROSSING HOLDINGS LTD.

                                                       By:   /s/ Ian McLean                                January 19, 2001
                                                             Name: Ian McLean
                                                             Title: President
                                                       ** Signature of Reporting Person

                                                       GLOBAL CROSSING NORTH AMERICAN HOLDINGS, INC.


                                                       By:   /s/ Mitchell Sussis                           January 19, 2001
                                                             Name: Mitchell Sussis
                                                             Title:  Vice President
                                                       ** Signature of Reporting Person

                                                       GLOBAL CROSSING NORTH AMERICA, INC.

                                                                                                           January 19, 2001
                                                       By:   /s/ Barbara J. LaVerdi
                                                             Name: Barbara J. LaVerdi
                                                             Title: Assistant Secretary

                                                       ** Signature of Reporting Person

                                                       ALC COMMUNICATIONS CORP.

                                                                                                          January 19, 2001
                                                       By:   /s/ Mitchell Sussis
                                                             Name: Mitchell Sussis
                                                             Title:  Vice President

                                                       ** Signature of Reporting Person

                                                       GLOBAL CROSSING GLOBALCENTER HOLDINGS, INC.

                                                                                                          January 19, 2001
                                                       By:   /s/ Barbara J. LaVerdi
                                                             Name: Barbara J. LaVerdi
                                                             Title: Assistant Secretary

                                                       ** Signature of Reporting Person


                                 ATTACHMENT A

---------------------------------------------------------------------------------------------------------------------------------

                                   Amount of
                                   ---------
                                  Securities
                                  ----------
  Reporting Person            Beneficially Owned                           Nature of Ownership
  ----------------            ------------------                           -------------------
---------------------------------------------------------------------------------------------------------------------------------
Global Crossing Ltd.              108,157,200     Indirect.  Global Crossing Ltd. has beneficial ownership of Exodus Common
260 N. Crescent Drive                             Stock because it owns all of the outstanding capital stock of Global Crossing
Beverly Hills, CA 90210                           Holdings Ltd.  Global Crossing Holdings Ltd. is the indirect beneficial owner
IRS #: 98-0189783                                 of Exodus Common Stock.  See below.
---------------------------------------------------------------------------------------------------------------------------------
Global Crossing Holdings Ltd.     108,157,200     Indirect.  Global Crossing Holdings Ltd. has beneficial ownership of Exodus
Wessex House                                      Common Stock because it owns all of the outstanding capital stock of Global
45 Reid Street                                    Crossing North American Holdings, Inc.  Global Crossing North American
Hamilton HM 12 Bermuda                            Holdings, Inc. is the indirect beneficial owner of Exodus Common Stock.  See
IRS #: 98-018628                                  below.
---------------------------------------------------------------------------------------------------------------------------------
Global Crossing North             108,157,200     Indirect.  Global Crossing North American Holdings, Inc. has beneficial
American Holdings, Inc.                           ownership of Exodus Common Stock because it owns all of the outstanding
180 South Clinton Avenue                          capital stock of Global Crossing North America, Inc.  Global Crossing North
Rochester, NY 14646                               America, Inc. is the indirect beneficial owner of Exodus Common Stock.  See
IRS #: Not assigned                               below.
---------------------------------------------------------------------------------------------------------------------------------
Global Crossing North America,    108,157,200     Indirect.  Global Crossing North America, Inc. has beneficial ownership of
Inc.                                              Exodus Common Stock because it owns all of the outstanding capital stock of
180 South Clinton Avenue                          ALC Communications Corp.  ALC Communications Corp. is the indirect beneficial
Rochester, NY 14646                               owner of Exodus Common Stock.  See below.
IRS #: 16-0613330
---------------------------------------------------------------------------------------------------------------------------------
ALC Communications Corp.          108,157,200     Indirect.  ALC Communications Corp. has beneficial ownership of Exodus Common
PNC Bank Building                                 Stock because it owns all of the outstanding capital stock of Global Crossing
300 Delaware Avenue, Ste 303                      GlobalCenter Holdings, Inc.  Global Crossing GlobalCenter Holdings, Inc. is a
Wilmington, DE 19801                              direct owner of Exodus Common Stock.  See below.
IRS #: 38-2643582
---------------------------------------------------------------------------------------------------------------------------------
Global Crossing GlobalCenter      108,157,200     Direct.
Holdings, Inc.
141 Caspian Court
Sunnyvale, CA 94089
IRS #: 52-2272431
---------------------------------------------------------------------------------------------------------------------------------

Amount of Securities Beneficially Owned and Ownership Form: Direct (D) or Indirect (I)

                  On September 28, 2000, Global Crossing North America, Inc., Global Crossing GlobalCenter Holdings, Inc., GlobalCenter Holding Co. and GlobalCenter Inc. entered into an Agreement and Plan of Merger, dated as of September 28, 2000 (the "Merger Agreement") with Exodus Communications, Inc. ("Exodus") and Einstein Acquisition Corp. ("Einstein Acquisition"), which set forth the terms and conditions by which Exodus would acquire by merger GlobalCenter Holding Co. The merger contemplated by the Merger Agreement (the "Merger") was consummated on January 10, 2001. Pursuant to the Merger, (i) Einstein Acquisition merged with and into GlobalCenter Holding Co., with GlobalCenter Holding Co. as the surviving corporation, (ii) immediately thereafter, GlobalCenter Holding Co. became a wholly-owned subsidiary of Exodus, and (iii) Global Crossing GlobalCenter Holdings, Inc. received 108,157,200 shares of common stock, par value $0.001 per share, of Exodus (the "Exodus Common Stock"). Pursuant to the definition of beneficial owner as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the Reporting Persons may be deemed to be the beneficial owners, in accordance with Rule 16a-1(a)(2) under the Exchange Act, of 108,157,200 shares of Exodus Common Stock, which constituted approximately 20.0% of the outstanding shares of Exodus Common Stock on January 10, 2001.